Exhibit 99.1

Contacts:	Dolph Baker, President and CEO Timothy A. Dawson, Vice President and CFO (601) 948-6813

CAL-MAINE FOODS REPORTS THIRD QUARTER FISCAL 2011 RESULTS

JACKSON, Miss. (March 28, 2011) — Cal-Maine Foods, Inc. (NASDAQ: CALM) today reported results for the third quarter and nine months ended February 26, 2011.

Net sales for the third quarter of fiscal 2011 were $274.7 million compared with net sales of $271.2 million for the same quarter of fiscal 2010. The Company reported net income of $33.6 million, or $1.41 per basic share, for the third quarter of fiscal 2011 compared with net income of $34.5 million, or $1.45 per basic share, for the third quarter of fiscal 2010. The results for the third quarter of fiscal 2011 include in other income a one-time cash distribution of approximately $4.8 million pre-tax, or $3.2 million or $0.13 per basic share after tax, received in exchange for the Company’s non-voting stock ownership in the Eggland’s Best, Inc. cooperative. The Company retains its membership in the cooperative and this transaction does not affect its existing specialty eggs marketing agreement with Eggland’s Best, Inc.

For the first nine months of fiscal 2011, net sales were $699.6 million compared with net sales of $688.1 million for the prior-year period. The Company reported net income of $53.6 million, or $2.25 per basic share, for the first nine months of fiscal 2011 compared with net income of $46.8 million, or $1.97 per basic share, for the year-earlier period.

“We are pleased with our results for the third quarter of fiscal 2011,” said Dolph Baker, president and chief executive officer of Cal-Maine Foods, Inc. “While our sales and volumes showed improvement over the prior year period, our profitability was affected by higher feed costs. Demand for eggs at the retail level remained strong and specialty egg sales continued to grow, accounting for 23.5 percent of our revenues for the quarter and 17.5 percent of total dozens sold. Shell egg prices, as reflected in the Urner Barry market, were slightly lower compared with the third quarter of fiscal 2010; however, the higher volume of specialty egg sales, which carry a higher selling price, offset the drop in average market prices.

Baker continued, “Overall, the national egg supply was up slightly compared with the same period a year ago. The national chick hatch has recently been trending higher and could affect future supply levels.

“Our operations have continued to run well, however, feed costs have remained high and volatile. For the third quarter of fiscal 2011, our feed costs increased 5.7 cents per dozen eggs, reflecting higher overall grain prices, especially for corn, which are at near-record levels. We expect this trend in grain prices to continue for the remainder of fiscal 2011 and beyond.”

For the third quarter of fiscal 2011, Cal-Maine will pay a cash dividend of approximately $0.470 per share to holders of its common and Class A common stock. The amount paid could vary slightly based on the amount of outstanding shares on the record date. The dividend is payable May 12, 2011, to shareholders of record on April 27, 2011.

CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960 ▪ JACKSON, MISSISSIPPI 39207
PHONE 601-948-6813 FAX 601-969-0905

Selected operating statistics for the third quarter of fiscal 2011 compared with the prior-year period are shown below:

	13 Weeks Ended		39 Weeks Ended
	February 26, 2011	February 27, 2010	February 26, 2011	February 27, 2010
Dozen Eggs Sold (000)	215,233	210,921	615,257	610,219
Dozen Eggs Produced (000)	161,295	162,177	476,388	482,967
Dozens Eggs Purchased (000)*	53,938	48,744	138,869	127,252

% Specialty Sales (dozen)	17.5%	15.4%	16.0%	14.1%

Net Average Selling Price (dozen)	$1.234	$1.238	$1.090	$1.077
Feed Cost (dozen)	$0.404	$0.347	$0.376	$0.358

% Specialty Sales (dollars)	23.5%	20.4%	23.9%	21.0%

* Net of processing loss and inventory adjustments

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs. The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 29 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties (including those contained in the Company’s SEC filings as well as other unknown or unpredictable factors) that could cause actual results to differ materially from those projected. SEC filings may be obtained from the SEC or the Company’s website, www.calmainefoods.com. You are cautioned not to place undue reliance on the forward-looking statements. Further, the forward-looking statements included herein are only made as of the respective dates thereof, or if no date is stated, as of the date hereof. Except as otherwise required by law, we undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future that make it clear that any expected results expressed or implied by the forward-looking statements will not be realized.

-MORE-

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended		39 Weeks Ended
	February 26,	February 27,	February 26,	February 27,
	2011	2010	2011	2010
Net sales	$274,674	$271,156	$699,600	$688,055
Gross profit	65,580	74,924	143,531	139,968
Operating income	38,961	49,937	69,785	70,071
Other income	11,573	3,427	10,232	1,069
Income before income taxes	50,534	53,364	80,017	71,140

Net income	$33,619	$34,534	$53,568	$46,796

Net income per common share:
Basic	$1.41	$1.45	$2.25	$1.97
Diluted	$1.40	$1.45	$2.24	$1.96

Weighted average shares outstanding:
Basic	23,861	23,818	23,852	23,805
Diluted	23,943	23,880	23,941	23,875

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands)

	February 26, 2011	May 29, 2010
ASSETS
Cash and short-term investments	$213,428	$199,055
Receivables	65,131	43,587
Inventories	103,080	93,968
Other	1,251	1,550
Current assets	382,890	383,160

Property, plant and equipment (net)	225,210	234,111
Other assets	58,394	59,013
Total assets	$666,494	$631,284

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$88,801	$68,020
Current maturities of long-term debt	13,730	29,974
Deferred income taxes	21,874	19,980
Current liabilities	124,405	117,974

Deferred income taxes and other liabilities	34,754	31,655
Long-term debt, less current maturities	95,170	104,699
Shareholders' equity	412,165	376,956
Total liabilities and shareholders' equity	$666,494	$631,284

-END-